EXHIBIT 10.1

THE OFFICE DEPOT, INC.

EXECUTIVE CHANGE IN CONTROL SEVERANCE PLAN

Effective August 1, 2014

i

3.03	Exclusive Benefits	9
3.04	End of Participation	9

ARTICLE FOUR SEVERANCE BENEFITS		9

4.01	Qualifying Termination	9
4.02	Section 409A	11
4.03	Enforcement Costs	12
4.04	Section 280G	12

ARTICLE FIVE AMENDMENT AND TERMINATION		14

ARTICLE SIX MISCELLANEOUS		14

6.01	Participant Rights	14
6.02	Administrator Authority	14
6.03	Claims and Appeals Procedure	15
6.04	Reliance on Tables and Reports	18
6.05	Expenses	18
6.06	Disputes	18
6.07	Successors	19
6.08	Gender and Number	19
6.09	References to Other Plans and Programs	19
6.10	Notices	19
6.11	Service of Legal Process	19
6.12	Plan Year	20
6.13	No Duty to Mitigate	20
6.14	Withholding of Taxes	20
6.15	Governing Law	20
6.16	Validity/Severability	20
6.17	Miscellaneous	20
6.18	Source of Payments	20
6.19	Survival of Provisions	21

ii

ARTICLE ONE

FOREWORD

1.01 Purpose of the Plan

The Corporation considers it essential to the best interests of its shareholders to foster the continued employment of key management personnel in the face of a possible change in control of the Corporation. As such, in accordance with the terms of this Plan, effective August 1, 2014, the Corporation will provide Severance Benefits to an eligible employee in the event of the Qualifying Termination of the eligible employee’s employment in connection with a Change in Control. No benefits will be provided pursuant to this Plan for any purpose whatsoever except upon the occurrence of a Change in Control.

Capitalized terms used throughout the Plan have the meanings set forth in Article Two, except as otherwise defined in the Plan or where the context clearly requires otherwise.

1.02 Plan Status

The Plan is intended to be a top hat plan for a select group of management or highly compensated executives for purposes of ERISA, such that it is subject only to the administration and enforcement provisions of ERISA.

ARTICLE TWO

DEFINITIONS

Where the following words and phrases appear in this Plan with initial capital letters, they shall have the meaning set forth below, unless a different meaning is plainly required by the context.

2.01 “Accounting Firm” means a nationally recognized accounting firm, or actuarial, benefits or compensation consulting firm (with experience in performing the calculations regarding the applicability Code Section 280G and of the tax imposed by Code Section 4999) selected by the Corporation immediately prior to a Change of Control.

2.02 “Administrator” means the Compensation Committee of the Board.

2.03 “Applicable Multiple” means two (2) for a Participant classified by the Administrator as Tier 1 and one and a half (1 1⁄2) for a Participant classified by the Administrator as Tier 2.

2.04 “Average Annual Bonus” means, with respect to a Participant:

(i) in the event of a Separation from Service that occurs during the Corporation’s fiscal years beginning in 2013, 2014 and 2015, the larger of (A) the Participant’s target annual cash incentive in effect for such fiscal year in which the Participant’s Separation from Service with the Employer occurs, and (B) the Participant’s target annual cash incentive in effect for the fiscal year immediately preceding the Corporation’s fiscal year in which the effective date of the Change in Control occurs;

(ii) thereafter, the average of the actual annual incentive payments received by the Participant for the three consecutive fiscal years of the Employer which employs the Participant immediately preceding the Corporation’s fiscal year in which the Participant’s Separation from Service occurs;

provided, that if a Participant has fewer than three consecutive fiscal years of service at the time of the Participant’s Separation from Service, the amount in clause (ii) above shall instead be the Participant’s target annual cash incentive in effect for such fiscal year in which the Participant’s Separation from Service occurs; and provided, further, that if the Participant’s Separation from Service is for Good Reason due to a reduction in the Participant’s target annual cash incentive pursuant to Section 2.20(iii), any such reduction will be disregarded in calculating the Participant’s Average Annual Bonus.

2.05 “Base Salary” means, with respect to a Participant, the Participant’s annual base salary in effect on the date of the Participant’s Separation from Service; provided, however, that if the Participant’s Separation from Service is for Good Reason due to a reduction in the Participant’s annual base salary pursuant to Section 2.20(ii), the Participant’s Base Salary will be the Participant’s annual base salary in effect immediately before such reduction.

2.06 “Board” means the Board of Directors of the Corporation.

2.07 “Cause” means, with respect to a Participant, the Participant’s Separation from Service due to the Participant’s:

(i) continued failure to substantially perform his or her duties with the Employer (other than any such failure resulting from the Participant’s incapacity due to physical or mental illness or any such failure after the issuance of a Notice of Termination by the Participant for Good Reason pursuant to Section 2.20(i) or (v)), after a written demand for substantial performance is delivered to the Participant by the Board or the Chief Executive Officer, which demand specifically identifies the manner in which the Board or the Chief Executive Officer believes that the Participant has not substantially performed his or her duties;

(ii) willful engagement in conduct that is demonstrably and materially injurious to the Employer, monetarily or otherwise; or

(iii) conviction of, or entering into a plea of either guilty or nolo contendere to, any felony, including, but not limited to, a felony involving moral turpitude, embezzlement, theft or similar act that occurred during or in the course of the Participant’s employment with the Employer.

A Participant’s Separation from Service shall not be deemed to be for “Cause” unless and until the Corporation delivers to the Participant a copy of a resolution duly adopted by the affirmative vote of not less than two-thirds of the Board, finding that the Participant is guilty of the conduct described in any of clauses (i)-

(iii) above, after having afforded the Participant a reasonable opportunity to appear (with counsel) before the Board. Except for a failure, breach or refusal which, by its nature, cannot reasonably be expected to be cured, the Participant shall have thirty (30) days from the delivery of the Notice of Termination by the Corporation within which to cure any acts constituting “Cause”; provided, however, that if the Corporation reasonably expects irreparable injury from a delay of thirty (30) days, the Corporation may give the Participant notice of such shorter period within which to cure as is reasonable under the circumstances, which may include the termination of the Participant’s employment without notice and with immediate effect.

For purposes of this Plan, an act, or failure to act, shall not be deemed to be “willful” unless it is done, or omitted to be done, by the Participant in bad faith or without a reasonable belief that the action or omission was in the best interests of the Employer.

2.08 “Change in Control” means the occurrence of one of the following events:

(i) if any Person, other than an Exempt Person, is or becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Corporation representing 30% or more (the “CIC Percentage”) of the combined voting power of the Corporation’s then-outstanding securities; provided, however, that if such Person first obtains the approval of the Board to acquire the CIC Percentage, then no Change in Control shall be deemed to have occurred unless and until such Person obtains a CIC Percentage ownership of the combined voting power of the Corporation’s then-outstanding securities without having first obtained the approval of the Board; or

(ii) if any Person, other than an Exempt Person, is or becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Corporation representing greater than 50% of the combined voting power of the Corporation’s then-outstanding securities, whether or not the Board shall have first given its approval to such acquisition; or

(iii) during any period of two consecutive years, individuals who at the beginning of such period constitute the Board and any new directors whose election by the Board or nomination for election by the Corporation’s shareholders was approved by at least one-half of the directors then still in office who either were directors at the beginning of the period or whose election was previously so approved, cease for any reason to constitute a majority thereof; or

(iv) the consummation of a merger or consolidation of the Corporation with any other corporation; provided, however, a Change in Control shall not be deemed to have occurred: (i) if such merger or consolidation would result in all or a portion of the voting securities of the Corporation outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) either directly or indirectly more than 50% of the combined voting power of the securities of the Corporation or such surviving entity outstanding immediately after such merger or consolidation, or (ii) if the corporate existence of the Corporation is not affected and following the merger or consolidation, the majority of the Corporation’s Executive Committee, or if no such body then exists, the majority of the Tier 1

Participants retain their positions with the Corporation (disregarding any such Participant whose employment terminates for reasons other than due to a termination by the Corporation without Cause or a termination by such Participant for Good Reason) and the directors of the Corporation prior to such merger or consolidation constitute at least a majority of the Board of the Corporation or the entity that directly or indirectly controls the Corporation after such merger or consolidation; or

(v) the sale or disposition by the Corporation of all or substantially all the Corporation’s assets, other than a sale to an Exempt Person; or

(vi) the shareholders of the Corporation approve a plan of complete liquidation or dissolution of the Corporation.

2.09 “Chief Executive Officer” means the Chief Executive Officer of the Corporation.

2.10 “Code” means the Internal Revenue Code of 1986, as amended and the proposed, temporary and final regulations promulgated thereunder. Reference to any section or subsection of the Code includes reference to any comparable or succeeding provisions of any legislation that amends, supplements or replaces such section or subsection.

2.11 “Corporation” means Office Depot, Inc., a Delaware corporation, or its successor or assignee (or both, or more than one of each or both).

2.12 “Director” means a member of the Board.

2.13 “Disability” shall mean, with respect to a Participant,

(i) the Participant’s inability, due to physical or mental incapacity, to substantially perform the Participant’s duties and responsibilities for the Employer for one hundred eighty (180) days out of any three hundred sixty-five (365) day period or one hundred twenty (120) consecutive days; or

(ii) the date on which the insurer or administrator under the Employer’s program of long-term disability insurance determines that the Participant is eligible to commence benefits under such insurance.

Any question as to the existence of a Participant’s Disability as to which the Participant and the Corporation cannot agree shall be determined in writing by a qualified independent physician mutually acceptable to the Participant and the Corporation. If the Participant and the Corporation cannot agree as to a qualified independent physician, each shall appoint such a physician and those two physicians shall select a third who shall make such determination in writing. The determination of Disability made in writing to the Corporation and the Participant shall be final and conclusive for all purposes of this Plan.

2.14 “Effective Date” means August 1, 2014.

2.15 “Employer” means the Corporation and the Subsidiaries.

2.16 “ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder. Reference to any section or subsection of ERISA includes reference to any comparable or succeeding provisions of any legislation that amends, supplements or replaces such section or subsection.

2.17 “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the regulations promulgated thereunder. Reference to any section or subsection of the Exchange Act includes reference to any comparable or succeeding provisions of any legislation that amends, supplements or replaces such section or subsection.

2.18 “Excise Tax” shall mean, collectively, (i) the tax imposed by Code Section 4999 by reason of being “contingent on a change in ownership or control” of the Corporation, within the meaning of Code Section 280G, and (ii) any similar tax imposed by state or local law, and (iii) any interest or penalties with respect to any tax described in clause (i) or (ii).

2.19 “Exempt Person” means an employee benefit plan of the Employer or a trustee or other administrator or fiduciary holding securities under an employee benefit plan of the Employer.

2.20 “Good Reason” means, with respect to a Participant, the occurrence of any one or more of the following:

(i) the assignment of any duties to the Participant that are materially inconsistent with the Participant’s responsibilities for the Employer as in effect immediately prior to the effective date of the Change in Control or a significant adverse alteration in the Participant’s responsibilities for the Employer from those in effect immediately prior to the effective date of the Change in Control; or

(ii) a material reduction in the Participant’s annual base salary as in effect on the date the Participant is first selected for participation in the Plan (as such annual base salary may be increased from time to time), except for across-the-board annual base salary reductions affecting similarly-situated executives of the Employer; or

(iii) a material reduction in the Participant’s target annual cash incentive as in effect immediately prior to the effective date of the Change in Control without replacement by a reasonably comparable alternative arrangement; or

(iv) a material reduction in the aggregate benefits and compensation, including paid time off, welfare benefits, short-term incentives, pension, life insurance, healthcare, and disability plans, as compared to such aggregate benefits and compensation in effect immediately prior to the effective date of the Change in Control; or

(v) the relocation of the Employer’s offices at which the Participant is principally employed immediately prior to the effective date of the Change in Control to a location more than fifty miles (or such longer distance that is the minimum permissible distance under the circumstances for purposes of the involuntary separation from service standards under the Treasury Regulations or other guidance under Code Section 409A) from such location, except for required travel on the Employer’s business to an extent substantially consistent with the Participant’s business travel obligations prior to the effective date of the Change in Control; or

(vi) the failure of the Corporation to obtain a satisfactory agreement from any successor to assume and agree to perform the Plan;

provided, however, that a Participant will only have Good Reason if he or she provides Notice of Termination to the Corporation of the existence of the event or circumstance constituting Good Reason specified in any of the preceding clauses within ninety (90) days of the initial existence of such event or circumstances and if such event or circumstance is not cured within thirty (30) days after the Participant gives such Notice of Termination. If a Participant initiates his or her Separation from Service for Good Reason, the actual Separation from Service must occur within sixty (60) days after the date of the Notice of Termination. A Participant’s failure to timely give Notice of Termination of the occurrence of a specific event that would otherwise constitute Good Reason will not constitute a waiver of the Participant’s right to give notice of any new subsequent event that would constitute Good Reason that occurs after such prior event (regardless of whether the new subsequent event is of the same or different nature as the preceding event).

2.21 “Individual Agreement” means, with respect to a Participant, an individual change in control agreement under which the Participant became entitled to severance protection with respect to the Merger.

2.22 “Merger” means the transaction pursuant to which OfficeMax Incorporated became an indirect wholly-owned subsidiary of the Corporation.

2.23 “Notice of Termination” means a written notice of termination of employment for Cause or Disability given by the Employer to a Participant or a written notice of termination of employment for Good Reason given by a Participant to the Corporation, in either case in the manner specified in Section 6.10, which states the specific termination provision in the Plan relied upon for the termination, sets forth in reasonable detail the facts and circumstances claimed to provide the basis for termination under the provision so indicated, and specifies the Participant’s date of termination.

2.24 “Participant” means each individual who has become a Participant under Section 3.01 and who has not ceased to be a Participant under Section 3.04.

2.25 “Payment” means any payment or benefit in the nature of compensation (within the meaning of Code Section 280G(b)(2)) received or to be received by a Participant or for the benefit of a Participant, whether payable under the terms of this Plan or any other plan, arrangement or agreement with the Employer or an affiliate of the Employer.

2.26 “Person” means any “person” or “group” as those terms are used in Sections 13(d) and 14(d) of the Exchange Act.

2.27 “Plan” means this Office Depot, Inc. Executive Change in Control Severance Plan, as it may be amended from time to time, or any successor plan, program or arrangement thereto.

2.28 “Qualifying Termination” means, with respect to a Participant, the Participant’s Separation from Service initiated by the Employer other than for Cause or initiated by the Participant for Good Reason, in either case during the time period commencing on the effective date of a Change in Control and continuing until the earlier of (i) the two-year anniversary of such date, or (ii) the date of the Participant’s Separation from Service by reason of Disability or the Participant’s death. In addition, if (x) the Employer initiates the Participant’s Separation from Service without Cause during the six-month period ending on the effective date of a Change in Control at the request of a third party engaging in a transaction or series of transactions that would result in a Change in Control and in contemplation of a Change in Control, or (y) the Participant initiates the Participant’s Separation from Service for Good Reason during the six-month period ending on the effective date of a Change in Control, then the Participant’s Separation from Service shall be deemed to have occurred immediately following the Change in Control such that it shall be deemed a Qualifying Termination.

2.29 “Release” means an agreement under which a Participant provides release of claims against the Employer and agrees to confidentiality, non-competition (with a duration of twenty-four (24) months for a Tier 1 Participant and a duration of eighteen (18) months for a Tier 2 Participant), non-solicitation (with a duration of twelve (12) months), non-disparagement and cooperation restrictive covenants in a form provided to the Participant by the Employer in connection with the payment of benefits under this Plan.

2.30 “Release Consideration and Revocation Period” means the combined total of the Release Consideration Period and the Release Revocation Period.

2.31 “Release Consideration Period” means the period of time specified by the Release, not to exceed forty-five (45) days, during which the affected Participant is permitted to consider whether or not to sign the Release.

2.32 “Release Revocation Period” means the period of time specified by the Release, not to exceed seven (7) days, during which the Participant is permitted to revoke the executed Release.

2.33 “Separation from Service” means “separation from service” from the affiliated companies as described under Code Section 409A(a)(2)(A)(i) and any governing Internal Revenue Service guidance and Treasury regulations. A Participant who is both an employee of the affiliated companies and a Director will not have a Separation from Service until he or she has a Separation from Service with respect to both his or her employment and his or her Board membership. For this purpose, the term “affiliated companies” means the Employer and any affiliate with which any entity comprising the Employer is treated as a single employer under Code Section 414(b) or 414(c).

2.34 “Severance Benefits” means the severance pay and the other benefits payable to a Participant pursuant to Article Four of the Plan.

2.35 “Subsidiary” means any entity in which the Corporation, directly or indirectly, beneficially owns more than fifty percent (50%) of such entity’s equity interest by vote and value.

2.36 “Tier” means the classification of a Participant as either Tier 1 or Tier 2, as specified by the Administrator.

ARTICLE THREE

ELIGIBILITY AND PARTICIPATION

3.01 Eligibility on the Effective Date

As of the Effective Date, the Administrator has approved via resolution several executives for participation in the Plan, including their respective Tier classifications, and has provided notice to each such executive of his or her selection for Plan participation in the manner provided by Section 6.10. Each such executive will become a Participant once he or she signs a copy of his or her notification letter and returns such signed notification letter to the Administrator. Each Participant will be notified by the Administrator as to the commencement date of their status as a Participant.

The Corporation is currently a party to Individual Agreements with certain of the Participants under which severance protection periods were triggered on November 5, 2013, with respect to the Merger. Such Participant’s entitlement to severance benefits will be determined solely under the Participant’s Individual Agreement with respect to a termination of the Participant’s employment on or prior to November 5, 2015 (for an individual employed by the Corporation immediately prior to the Merger) or November 30, 2015 (for an individual employed by OfficeMax Incorporated immediately prior to the Merger). Following the applicable November 2015 expiration date, such Participant’s entitlement to severance benefits in connection with a Change in Control after the Effective Date will be determined solely under this Plan. In this regard, as a condition to receiving benefits under the terms of this Plan, (i) each Participant with an Individual Agreement who was employed by OfficeMax Incorporated immediately prior to the Merger must acknowledge and confirm that such Individual Agreement will expire automatically by its terms on November 30, 2015, and that if a change in control transaction other than the Merger occurs on or prior to November 30, 2015, such Individual Agreement provides no additional benefits with respect to such change in control transaction beyond those already provided by such Individual Agreement with respect to the Merger, and (ii) each Participant with an Individual Agreement who was employed by the Corporation immediately prior to the Merger must agree to the termination of such Individual Agreement effective November 5, 2015, and that if a change in control transaction other than the Merger occurs prior to November 5, 2015, (x) such Individual Agreement provides no additional benefits with respect to such change in control transaction beyond those already provided by such Individual Agreement with respect to the Merger, and (y) a new protection period will not commence under such Individual Agreement with respect to such change in change in control transaction.

3.02 Future Eligibility

The Administrator may approve via resolution additional executives as Tier 1 or Tier 2 Participants subsequent to the Effective Date and will provide notice to each such executive of his or her selection for Plan participation in the manner provided by Section 6.10. Each such executive will become a Participant once he or she signs a copy of his or her notification letter and returns such signed notification letter to the Administrator.

3.03 Exclusive Benefits. Any Severance Benefits payable to a Participant under this Plan will be paid solely in lieu of, and not in addition to, any severance benefits payable under any offer letter, severance arrangement or other program or agreement on account of the Participant’s termination of employment with the Employer.

3.04 End of Participation

An individual shall cease to be a Participant on the date on which the individual ceases to be an employee of the Employer other than by way of a Qualifying Termination. A Participant may discontinue his or her status as a Participant at any time by a prospectively or immediately effective written document that is delivered to the Administrator in the manner specified in Section 6.10. Except as provided in the next sentence, the Administrator may, by resolution, discontinue an individual’s status as a Participant; provided, however, that no such discontinuance shall become effective (i) during the one-year period following the date on which advance written notice of such discontinuance is provided to the affected Participant in the manner specified in Section 6.10, or (ii) during the period beginning on the effective date of a Change in Control and ending 24 months after the effective date of such Change in Control. In the event that an individual incurs a Qualifying Termination while still a Participant, such individual shall remain a Participant until all compensation and benefits required to be provided to the Participant under the terms of the Plan on account of such Qualified Termination have been so provided.

ARTICLE FOUR

SEVERANCE BENEFITS

4.01 Qualifying Termination

(a) Eligibility. A Participant will be eligible for the Severance Benefits described in this Section 4.01 upon a Qualifying Termination, subject to the Release requirement specified below. Within seven (7) days following the date of the Separation from Service, the Corporation shall provide the Participant with a Release. As a condition of receiving the Severance Benefits described in subsections (b), (c), (d), (e) and (g), the Participant must execute and deliver the Release to the Corporation within the Release Consideration Period, the Release Revocation Period must expire without revocation of the Release by the Participant, and the Participant must comply with the restrictive covenants set out in the Release. In the event the Participant breaches one or more of such restrictive covenants, the Participant will forfeit any such Severance Benefits that have not been paid or provided to the Participant and must repay to the Corporation the amount (or equivalent cash value) of any such Severance Benefit that has been paid to the Participant.

(b) Pro-Rata Bonus for Year of Termination. If, on account of the Participant’s termination of employment with the Employer, the Participant forfeits the Participant’s right to earn a payment under an annual cash incentive plan maintained by the Employer for the performance period containing the date of such termination of employment, the Corporation shall pay to the Participant a lump sum cash payment equal to the amount of the annual cash incentive payment to which the Participant would have been entitled under such plan for such performance period but for the Participant’s termination of employment, determined on the basis of actual achievement of the performance goals applicable under such plan for such performance period (the “Actual Bonus”), multiplied by a fraction (i) the numerator of which equals the number of days in such performance period during which the Participant was employed by the Employer (rounded up to the next highest number of days in the case of a partial day of employment), and (ii) the denominator of which is the total number of days in such performance period. This amount shall be paid to the Participant in a lump sum on the later of (x) the date on which the Actual Bonus would have been paid to the Participant under such plan but for the Participant’s termination of employment during such performance period, or (y) within sixty (60) days following the date of the Participant’s Separation from Service (except as provided in Section 4.02(f) and subject to the requirements of Section 4.02(e)).

(c) Prior Year Bonus. If, on account of the Participant’s termination of employment with the Employer, the Participant forfeits the Participant’s right to earn a payment under an annual cash incentive plan maintained by the Employer for the performance period ending immediately prior to the date of such termination of employment, the Corporation shall pay to the Participant a lump sum cash payment equal to the amount of the annual cash incentive payment to which the Participant would have been entitled under such plan for such performance period but for the Participant’s termination of employment, determined on the basis of actual achievement of the performance goals applicable under such plan for such performance period (the “Prior Year Bonus”). This amount shall be paid to the Participant in a lump sum on the later of (x) the date on which the Prior Year Bonus would have been paid to the Participant under such plan but for the Participant’s termination of employment during such performance period, or (y) within sixty (60) days following the date of the Participant’s Separation from Service (except as provided in Section 4.02(f) and subject to the requirements of Section 4.02(e)).

(d) CIC Severance Amount. The Corporation shall pay to the Participant an amount equal to the Participant’s Applicable Multiple multiplied by the sum of the Participant’s (i) Base Salary, and (ii) Average Annual Bonus. This amount shall be paid to the Participant in a lump sum within sixty (60) days following the date of the Participant’s Separation from Service (except as provided in Section 4.02(f) and subject to the requirements of Section 4.02(e)).

(e) COBRA Payment. The Corporation shall pay to the Participant an amount equal to eighteen (18) times the COBRA charge in effect on the date of the Participant’s Separation from Service for the type of Employer-provided group health plan coverage in effect for the Participant (e.g., family coverage) on the date of the Participant’s Separation from Service less the active employee charge for such coverage in effect on the date of the Participant’s Separation from Service. This amount shall be paid to the Participant in a lump sum within sixty (60) days following the date of the Participant’s Separation from Service (except as provided in Section 4.02(f) and subject to the requirements of Section 4.02(e)).

(f) Equity and Long-Term Incentives. Any equity or long-term compensation grant or award outstanding to the Participant shall be treated as specified by the terms of the applicable equity or long-term incentive compensation plan under which the grant or award was made and the applicable award agreement.

(g) Outplacement. Subject to the requirement of Section 4.02(e), within sixty (60) days following the date of the Participant’s Separation from Service, the Employer shall make available a 24-month executive outplacement services package for the Participant from the provider generally used by the Employer for such purposes.

4.02 Section 409A

(a) To the extent necessary to ensure compliance with Code Section 409A, the provisions of this Section 4.02 shall govern in all cases over any contrary or conflicting provision in the Plan.

(b) It is the intent of the Corporation that this Plan comply with the requirements of Code Section 409A and all guidance issued thereunder by the U.S. Internal Revenue Service with respect to any nonqualified deferred compensation subject to Code Section 409A. The Plan shall be interpreted and administered to maximize the exemptions from Code Section 409A and, to the extent the Plan provides for deferred compensation subject to Code Section 409A, to comply with Code Section 409A and to avoid the imposition of tax, interest and/or penalties upon any Participant under Code Section 409A.

(c) The Corporation does not, however, assume any economic burdens associated with Code Section 409A. Although the Corporation intends to administer the Plan to prevent taxation under Code Section 409A, it does not represent or warrant that the Plan complies with any provision of federal, state, local, or non-United States law. The Corporation, the Subsidiaries, and their respective directors, officers, employees and advisers will not be liable to any Participant (or any other individual claiming a benefit through the Participant) for any tax, interest, or penalties the Participant may owe as a result of participation in the Plan. Neither the Corporation nor the Subsidiaries or affiliates have any obligation to indemnify or otherwise protect any Participant from any obligation to pay taxes under Code Section 409A.

(d) The right to a series of payments under the Plan will be treated as a right to a series of separate payments. Each such payment that is made within 2- 1⁄2 months following the end of the year that contains the date of the Participant’s Separation from Service is intended to be exempt from Code Section 409A as a short-term deferral within the meaning of the final regulations under Code Section 409A. Each such payment that is made later than 2- 1⁄2 months following the end of the year that contains the date of the Participant’s Separation from Service is intended to be exempt under the two-times exception of Treasury Reg. § 1.409A-1(b)(9)(iii), up to the limitation on the availability of that exception specified in the regulation. Then, each payment that is made after the two-times exception ceases to be available shall be subject to delay, as necessary, in accordance with Section 4.02(f) below.

(e) To the extent necessary to comply with Code Section 409A, in no event may a Participant, directly or indirectly, designate the taxable year of payment. In particular, to the extent necessary to comply with Code Section 409A, if any payment to a Participant under this Plan is conditioned upon the Participant’s executing and not revoking a Release and if the designated payment period for such payment begins in one taxable year and ends in the next taxable year, the payment will be made in the later taxable year.

(f) To the extent necessary to comply with Code Section 409A, references in this Plan to “termination of employment” or “terminates employment” (and similar references) shall have the same meaning as Separation from Service, and no payment subject to Code Section 409A that is payable upon a termination of employment shall be paid unless and until (and not later than applicable in compliance with Code Section 409A) the Participant incurs a Separation from Service. In addition, if the Participant is a “specified employee” within the meaning of Code Section 409A(a)(2)(B)(i) at the time of his or her Separation from Service, any nonqualified deferred compensation subject to Code Section 409A that would otherwise have been payable on account of, and within the first six months following, the Participant’s Separation from Service, and not by reason of another event under Code Section 409A(a)(2)(A), will become payable on the first business day after six months following the date of the Participant’s Separation from Service or, if earlier, the date of the Participant’s death.

(g) To the extent that any reimbursement by the Employer to a Participant of eligible expenses under this Plan constitutes a “deferral of compensation” within the meaning of Code Section 409A (a “Reimbursement”) (i) the Participant must request the Reimbursement (with substantiation of the expense incurred) no later than 30 days following the date on which the Participant incurs the corresponding eligible expense; (ii) subject to any shorter time period provided in any expense reimbursement policy of the Employer or specifically provided otherwise in this Plan, the Employer shall make the Reimbursement to the Participant on or before the last day of the calendar year following the calendar year in which the Participant incurred the eligible expense; (iii) the Participant’s right to Reimbursement shall not be subject to liquidation or exchange for another benefit; (iv) the amount eligible for Reimbursement in one calendar year shall not affect the amount eligible for Reimbursement in any other calendar year; and (v) except as specifically provided otherwise in this Plan, the period during which the Participant may incur expenses that are eligible for Reimbursement is limited to five calendar years following the calendar year in which the Participant’s Separation from Service occurs.

4.03 Enforcement Costs

All expenses of a Participant incurred in enforcing the Participant’s rights and/or to recover the Participant’s benefits under this Article Four, including but not limited to, reasonable attorneys’ fees, court costs, arbitration costs, and other reasonable expenses shall be paid by the Corporation if the Participant prevails on any substantive issue in such proceeding. The Corporation shall pay or reimburse the Participant for such fees, costs and expenses, promptly upon presentment of appropriate documentation, subject to Section 4.02(g).

4.04 Section 280G

(a) A Participant shall bear all expense of, and be solely responsible for, any Excise Tax; provided, however, that any payment or benefit received or to be received by the Participant (whether payable under the terms of this Plan or any other plan, arrangement or agreement with the Employer or an affiliate of the Employer (collectively, the “Payments”) that would constitute a “parachute payment” within the meaning of Code

Section 280G shall be reduced to the extent necessary so that no portion thereof shall be subject to the Excise Tax but only if, by reason of such reduction, the net after-tax benefit received by the Participant shall exceed the net after-tax benefit that would be received by the Participant if no such reduction was made.

(b) The “net after-tax benefit” shall mean (i) the Payments which the Participant receives or is then entitled to receive from the Employer that would constitute “parachute payments” within the meaning of Code Section 280G, less (ii) the amount of all federal, state and local income and employment taxes payable by the Participant with respect to the foregoing calculated at the highest marginal income tax rate for each year in which the foregoing shall be paid to the Participant (based on the rate in effect for such year as set forth in the Code as in effect at the time of the first payment of the foregoing), less (iii) the amount of Excise Tax imposed with respect to the payments and benefits described in (b)(i) above.

(c) All determinations under this Section 4.04 will be made by an Accounting Firm. The Accounting Firm shall be required, in part, to evaluate the extent to which payments are exempt from Section 280G as reasonable compensation for services rendered before or after the Change in Control. All fees and expenses of the Accounting Firm shall be paid solely by the Corporation. The Corporation will direct the Accounting Firm to submit any determination it makes under this Section 4.04 and detailed supporting calculations to both the Participant and the Corporation as soon as reasonably practicable following the Change of Control.

(d) If the Accounting Firm determines that one or more reductions are required under this Section 4.04, such Payments shall be reduced in the order that would provide the Participant with the largest amount of after-tax proceeds (with such order, to the extent permitted by Code Sections 280G and 409A designated by the Participant, or otherwise determined by the Accounting Firm) to the extent necessary so that no portion thereof shall be subject to the Excise Tax, and the Corporation shall pay such reduced amount to the Participant. The Participant shall at any time have the unilateral right to forfeit any equity award in whole or in part.

(e) As a result of the uncertainty in the application of Code Section 280G at the time that the Accounting Firm makes its determinations under this Section 4.04, it is possible that amounts will have been paid or distributed to the Participant that should not have been paid or distributed (collectively, the “Overpayments”), or that additional amounts should be paid or distributed to the Participant (collectively, the “Underpayments”). If the Accounting Firm determines, based on either the assertion of a deficiency by the Internal Revenue Service against the Employer or the Participant, which assertion the Accounting Firm believes has a high probability of success or is otherwise based on controlling precedent or substantial authority, that an Overpayment has been made, the Participant must repay the Overpayment to the Corporation, without interest; provided, however, that no loan will be deemed to have been made and no amount will be payable by the Participant to the Corporation unless, and then only to the extent that, the deemed loan and payment would either reduce the amount on which the Participant is subject to tax under Code Section 4999 or generate a refund of tax imposed under Code Section 4999. If the Accounting Firm determines, based upon controlling precedent or substantial authority, that an Underpayment has occurred, the Accounting Firm will notify the Participant and the Corporation of that determination, and the Corporation will promptly pay the amount of that Underpayment to the Participant without interest.

(f) The parties will provide the Accounting Firm access to and copies of any books, records, and documents in their possession as reasonably requested by the Accounting Firm, and otherwise cooperate with the Accounting Firm in connection with the preparation and issuance of the determinations and calculations contemplated by this Section 4.04. For purposes of making the calculations required by this Section 4.04, the Accounting Firm may rely on reasonable, good faith interpretations concerning the application of Code Sections 280G and 4999.

ARTICLE FIVE

AMENDMENT AND TERMINATION

Subject to the next sentence, the Administrator shall have the right at any time and from time to time, by instrument in writing, to amend, modify, alter, or terminate the Plan in whole or in part. Notwithstanding the foregoing or anything in this Plan to the contrary, the Administrator may not amend, modify, alter or terminate this Plan so as to adversely affect payments or benefits then payable, or which could become payable, to a Participant under the Plan, except to the minimum extent required to comply with any applicable law, (i) during the one-year period following the date on which advance written notice of such amendment, modification, alteration or termination is provided to the affected Participant in the manner specified in Section 6.10, or (ii) during the period beginning on the effective date of a Change in Control and ending 24 months after the effective date of such Change in Control.

ARTICLE SIX

MISCELLANEOUS

6.01 Participant Rights

Except to the extent required or provided for by mandatorily imposed law as in effect and applicable hereto from time to time, neither the establishment of the Plan, nor any modification thereof, nor the creation of any fund or account, nor the payment of any benefits, shall be construed as giving to any Participant or other person any legal or equitable right against the Employer, or any officer or employee thereof, or the Board or the Administrator, except as herein provided; nor shall any Participant have any legal right, title or interest in the assets of the Employer, except in the event and to the extent that benefits may actually be payable to him hereunder. This Plan shall not constitute a contract of employment nor afford any individual any right to be retained or continued in the employ of the Employer or in any way limit the right of the Employer to discharge any of its employees, with or without cause. Participants have no right to receive any payments or benefits that the Employer is prohibited by applicable law from making.

6.02 Administrator Authority

(a) The Administrator will administer the Plan and have the full authority and discretion necessary to accomplish that purpose, including, without limitation, the authority and discretion to:

(i) resolve all questions relating to the eligibility of Participants;

(ii) determine the amount of benefits, if any, payable to Participants under the Plan and determine the time and manner in which such benefits are to be paid;

(iii) engage any administrative, legal, tax, actuarial, accounting, clerical, or other services it deems appropriate in administering the Plan;

(iv) construe and interpret the Plan, supply omissions from, correct deficiencies in and resolve inconsistencies or ambiguities in the language of the Plan, resolve inconsistencies or ambiguities between the provisions of this document, and adopt rules for the administration of the Plan which are not inconsistent with the terms of the Plan document;

(v) compile and maintain all records it determines to be necessary, appropriate or convenient in connection with the administration of the Plan; and

(vi) resolve all questions of fact relating to any matter for which it has administrative responsibility.

(b) The Administrator shall perform all of the duties and may exercise all of the powers and discretion that the Administrator deems necessary or appropriate for the proper administration of the Plan, including, but not limited to, delegation of any of its duties to one or more authorized officers. The Administrator may delegate authority to administer the Plan pursuant to the document entitled Benefit Committee Structure for the North America Retirement Deferred Compensation, and Health and Welfare Plans Program, dated December 13, 2011, as such document may be amended or replaced from time to time. All references to the authority of the Administrator in this Plan shall be read to include the authority of any party to which the Administrator delegates such authority.

(c) Any failure by the Administrator to apply any provisions of this Plan to any particular situation shall not represent a waiver of the Administrator’s authority to apply such provisions thereafter. Every interpretation, choice, determination or other exercise of any power or discretion given either expressly or by implication to the Administrator shall be final, conclusive and binding upon all parties having or claiming to have an interest under the Plan or otherwise directly or indirectly affected by such action, without restriction, however, on the right of the Administrator to reconsider and re-determine such action.

(d) Any decision rendered by the Administrator and any review of such decision shall be limited to determining whether the decision was so arbitrary and capricious as to be an abuse of discretion. The Administrator may adopt such rules and procedures for the administration of the Plan as are consistent with the terms hereof.

6.03 Claims and Appeals Procedure

(a) With respect to any claim for benefits which are provided exclusively under this Plan, the claim and any related appeal shall be administered pursuant to subsections (b) through (k) below. With respect to any claim for benefits which, under the terms of the Plan, are provided under another employee benefit plan or program maintained by an Employer, the Administrator shall determine any claim and any related appeal regarding an individual’s eligibility under the Plan pursuant to subsections (b) through (k) below but the administration of any other claim and any related appeal with respect to such benefits (including the amount of such benefits) shall be subject to the claims and appeals procedure specified in such other employee benefit plan or program.

(b) A Participant or his duly authorized representative (the “claimant”) may make a claim for benefits under the Plan by filing a written claim with the Administrator. Determinations of each such claim shall be made as described below; provided, however, that the claimant and the Administrator may agree to extended periods of time for making determinations beyond those periods described below.

(c) The Administrator will notify a claimant of its decision regarding his claim within a reasonable period of time, but not later than ninety (90) days following the date on which the claim is filed, unless special circumstances require a longer period for processing of the claim and the claimant is notified in writing of the reasons for an extension of time prior to the end of the initial ninety (90) day period and the date by which the Administrator expects to make the final decision. In no event will the Administrator be given an extension for processing the claim beyond one hundred eighty (180) days after the date on which the claim is first filed with the Administrator unless otherwise agreed in writing by the claimant and the Administrator.

(d) If a claim is denied, the Administrator will notify the claimant of its decision in writing. Such notification will be written in a manner calculated to be understood by the claimant and will contain the following information: the specific reason(s) for the denial; a specific reference to the Plan provision(s) on which the denial is based; a description of additional information necessary for the claimant to perfect his claim, if any, and an explanation of why such material is necessary; and an explanation of the Plan’s claim review procedure and the applicable time limits under such procedure and a statement as to the claimant’s right to bring a civil action under ERISA after all of the Plan’s review procedures have been satisfied.

(e) The claimant shall have sixty (60) days following receipt of the notice of denial to file a written request with the Administrator for a review of the denied claim. The decision by the Administrator with respect to the review must be given within sixty (60) days after receipt of the request, unless special circumstances require an extension and the claimant is notified in writing of the reasons for an extension of time prior to the end of the initial sixty (60) day period and the date by which the Administrator expects to make the final decision. In no event will the decision be delayed beyond one hundred twenty (120) days after receipt of the request for review unless otherwise agreed in writing by the claimant and the Administrator.

(f) Every claimant will be provided a reasonable opportunity for a full and fair review of an adverse determination. A full and fair review means the following: the claimant will be given the opportunity to submit written comments, documents, records, etc. with regard to the claim, and the review will take into account all information submitted by the claimant, regardless of whether it was reviewed as part of the initial determination; and the claimant will be provided, upon request and free of charge, with copies of all documents and information relevant to the claim for benefits.

(g) The Administrator will notify the claimant of its decision regarding an appeal of a denied claim in writing. The decision will be written in a manner calculated to be understood by the claimant, and will include: the specific reason(s) for the denial and adverse determination; a reference to the specific Plan provisions on which the denial is based; a statement that the claimant is entitled to receive, upon request and free of charge, reasonable access to and copies of all information relevant to the claimant’s claim for benefits; and a statement regarding the claimant’s right to bring a civil action under ERISA.

(h) If the Administrator fails to follow these procedures consistent with the requirements of ERISA with respect to any claim, the claimant will be deemed to have exhausted all administrative remedies under the Plan and will have the right to bring a civil action under ERISA Section 502(a). This Article XII shall be interpreted such that the claims procedures applicable under the Plan conform to the claims review requirements of Part 5, Title I, of ERISA, and the applicable provisions set forth in Department of Labor regulation section 2560.503-1.

(i) Before filing any claim or action, the employee, former employee, Participant, former Participant, or other individual, person, entity, representative, or group of one or more of the foregoing (collectively, a “Claimant”) must first fully exhaust all of the Claimant’s actual or potential rights under the claims procedures of this Section 6.03, including such rights as the Administrator may choose to provide in connection with novel claims or issues or in particular situations. For purposes of the prior sentence, any Claimant that has any claim, issue or matter that implicates in whole or in part –

(A) The interpretation of the Plan,

(B) The interpretation of any term or condition of the Plan,

(C) The interpretation of the Plan (or any of its terms or conditions) in light of applicable law,

(D) Whether the Plan or any term or condition under the Plan has been validly adopted or put into effect, or

(E) Any claim, issue or matter deemed similar to any of the foregoing by the Administrator,

(or two or more of these) shall not be considered to have satisfied the exhaustion requirement of this Section 6.03(i) unless the Claimant first submits the claim, issue or matter to the Administrator to be processed pursuant to the claims procedures of Section 6.03 or to be otherwise considered by the Administrator, and regardless of whether claims, issues or matters that are not listed above are of greater significance or relevance. The exhaustion requirement of this Section 6.03(i) shall apply even if the Administrator has not previously defined or established specific claims procedures that directly apply to the submission and consideration of such claim, issue or matter, and in which case the Administrator (upon notice of the claim, issue or matter) shall either promptly establish such claims procedures or shall apply (or act by analogy to) the claims procedures of Section 6.03 that apply to claims for benefits. Upon review by any court or other tribunal, this exhaustion requirement is intended to be interpreted to require exhaustion in as many circumstances as possible (and any steps necessary to effect this intent should be taken).

(j) Any claim or action that is filed in court against or with respect to the Plan, the Administrator or the Employer must be filed within the applicable time frame that relates to the claim or action, as follows:

(A) Claims or actions for Severance Benefits must be filed within two (2) years of the later of the date the Participant received the Severance Pay Benefit or the date of the relevant employee’s Separation from Service.

(B) For all other claims or actions, the claim or action must be filed within two (2) years of the date when the Claimant knew or should have known of the actions or events that gave rise to the claim or action.

Any claim or action filed after the applicable time frame stated above will be void.

(k) Any claim or action in connection with the Plan must be filed in the United States District Court for the Southern District of Florida.

6.04 Reliance on Tables and Reports

In administering the Plan, the Administrator is entitled to the extent permitted by law to rely conclusively upon all tables, valuations, certificates, opinions and reports which are furnished by accountants, legal counsel or other experts employed or engaged by the Administrator. The Administrator will be fully protected in respect of any action taken or suffered by the Administrator in good faith reliance upon all such tables, valuations, certificates, reports, opinions or other advice. The Administrator is also entitled to rely upon any data or information furnished by the Employer or by a Participant as to any information pertinent to any calculation or determination to be made under the provisions of the Plan, and, as a condition to payment of any benefit under the Plan the Administrator may request a Participant to furnish such information as it deems necessary or desirable in administering the Plan.

6.05 Expenses

All Plan administration expenses shall be paid by the Corporation.

6.06 Disputes

Any and all disputes and controversies arising under or in connection with this Plan shall be settled by arbitration conducted before one arbitrator sitting in the State of Florida, or such other location agreed by the parties hereto, in accordance with the rules for expedited resolution of employment disputes of the American Arbitration Association then in effect. The determination of the arbitrator shall be made within thirty days following the close of the hearing on any dispute or controversy and shall be final and binding on the parties. The parties shall be entitled to take discovery in such proceedings, in accordance with the Federal civil rules, including, without limitation, propounding interrogatories, requests for admission and taking depositions of parties and witnesses. Each party shall be entitled to present the testimony of one or more expert witnesses in such arbitration. Judgment may be entered on the award of the arbitrator in any court having proper jurisdiction.

6.07 Successors

(a) This Plan shall bind any successor of or to the Corporation, its assets or its businesses (whether direct or indirect, by purchase, merger, consolidation or otherwise), in the same manner and to the same extent that the Corporation would be obligated under this Plan if no succession had taken place. In the case of any transaction in which a successor would not by the foregoing provision or by operation of law be bound by this Plan, the Corporation shall require such successor expressly and unconditionally to assume and agree to perform the Corporation’s obligations under this Plan, in the same manner and to the same extent that the Corporation would be required to perform if no such succession had taken place.

(b) The Plan shall inure to the benefit of and be binding upon and enforceable by the Corporation and the Participants and their personal and legal representatives, executors, administrators, successors, assigns, heirs, distributees, devisees and legatees. If a Participant should die while any amount would still be payable to the Participant hereunder had the Participant continued to live, all such amounts, unless otherwise provided herein, shall be paid in accordance with the terms of Plan to the Participant’s estate.

6.08 Gender and Number

In determining the meaning of the Plan, words imparting the masculine gender shall include the feminine and the singular shall include the plural, unless the context requires otherwise. Unless otherwise stated, references to Sections are references to Sections of this Plan.

6.09 References to Other Plans and Programs

Each reference in the Plan to any plan, policy or program, the Plan or document of the Employer or affiliate of the Employer shall include any amendments or successor provisions thereto without the necessity of amending the Plan for such changes.

6.10 Notices

Notices and all other communications contemplated by this Plan shall be in writing and shall be deemed to have been duly given when personally delivered or when mailed by U.S. registered or certified mail, return receipt requested and postage prepaid or when sent by express U.S. mail or overnight delivery through a national delivery service (or an international delivery service in the case of an address outside the U.S.) with signature required. Notice to the Corporation, the Board or the Administrator shall be directed to the attention of the Secretary of the Corporation at the address of the Corporation’s headquarters, and notice to a Participant shall be directed to the Participant as the most recent personal residence on file with the Corporation.

6.11 Service of Legal Process

Service of legal process may be made upon the Corporation’s registered agent, Corporate Creations Network, at 11380 Prosperity Farms Road #221E, Palm Beach Gardens, FL, 22410, or upon the Administrator to the attention of the Corporation’s Vice President, Employment Law, at 6600 N. Military Trail, Boca Raton, FL 33496.

6.12 Plan Year

The records of the Plan shall be maintained on the basis of the Corporation’s fiscal year.

6.13 No Duty to Mitigate

The Participant shall not be required to mitigate the amount of any payment provided pursuant to this Plan, nor shall the amount of any such payment be reduced by any compensation that the Participant receives from any other source, except as provided in this Plan.

6.14 Withholding of Taxes

The Employer may withhold from any amount payable or benefit provided under this Plan such Federal, state, local, foreign and other taxes as are required to be withheld pursuant to any applicable law or regulation.

6.15 Governing Law

Except to the extent that the Plan may be subject to the provisions of ERISA, the Plan will be construed and enforced according to the laws of the State of Florida, without giving effect to the conflict of laws principles thereof.

6.16 Validity/Severability

If any provision of this Plan or the application of any provision to any person or circumstances is held invalid, unenforceable or otherwise illegal, the remainder of this Plan and the application of such provision to any other person or circumstances will not be affected, and the provision so held to be invalid or unenforceable will be reformed to the extent (and only to the extent) necessary to make it enforceable or valid. To the extent any provisions held to be invalid or unenforceable cannot be reformed, such provisions are to be stricken here from and the remainder of this Plan will be binding on the Parties and their successors and assigns as if such invalid or illegal provisions were never included in this Plan from the first instance.

6.17 Miscellaneous

No waiver by a Participant or the Employer at any time of any breach by the other party of, or compliance with, any condition or provision of this Plan to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the time or at any prior or subsequent time. No agreements or representations, oral or otherwise, express or implied, with respect to the subject matter hereof have been made by either party that are not expressly set forth in this Plan.

6.18 Source of Payments

All payments provided under this Plan, other than payments made pursuant to any Employer employee benefit plan which provides otherwise, shall be paid in cash from the general funds of the Corporation, and no special or separate fund shall be required to be established, and no other segregation of assets required to be made, to assure payment. To the extent that any person acquires a right to receive payments from the Corporation under this Plan, such right shall be no greater than the right of an unsecured creditor of the Corporation.

6.19 Survival of Provisions

Notwithstanding any other provision of this Plan, the rights and obligations of the Corporation and the Participants under Article Four and Sections 6.03 and 6.06 through 6.19 will survive any termination or expiration of this Plan or the termination of the Participant’s employment for any reason whatsoever.